Exhibit 99.1

News Release

May 7, 2009

TELUS Reports First Quarter Results

 2009 guidance updated

TELUS TV surpasses 100,000 subscriber milestone

Vancouver, B.C. — TELUS Corporation reported first quarter 2009 revenue of $2.375 billion, an increase of $25 million or one per cent. The increase was driven primarily by three per cent growth in wireless revenue and six per cent growth in wireline data revenue, more than offsetting the ongoing declines in local and long distance wireline revenues. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) decreased by 4.5 per cent due to increased defined benefit pension plan expenses of $29 million and investments in operating efficiency initiatives that resulted in a $21 million increase in restructuring costs. Underlying EBITDA increased $7 million, or nearly one per cent, if pension and restructuring costs are excluded. These results have been negatively impacted by lower than expected wireless operating performance.

Net income in the first quarter was $322 million and earnings per share (EPS) were $1.01, an increase of 10 and 12 per cent respectively. Net income and EPS included favourable income tax-related adjustments of approximately $62 million or 20 cents per share this quarter, compared to $17 million or five cents in the same period a year ago. Excluding income tax-related adjustments in 2008 and 2009, net income and EPS were both down five per cent due to lower operating earnings.

Cash provided by operating activities was down three per cent to $614 million this quarter. Free cash flow was down 76 per cent to $125 million this quarter, primarily because of higher cash taxes and capital expenditures. TELUS paid cash income taxes of $214 million this quarter in respect of 2008 earnings and current year tax installments. TELUS increased capital expenditures by $154 million to fund wireless and wireline broadband build-out initiatives.

FINANCIAL HIGHLIGHTS

C$ in millions, except per share amounts	3 months ended March 31
(unaudited)	2009	2008	% Change
Operating revenues	2,375	2,350	1.1
EBITDA(1)	906	949	(4.5)
Income before income taxes	379	401	(5.5)
Net income (2)	322	292	10
Earnings per share (EPS), basic (2)	1.01	0.90	12
Cash provided by operating activities	614	634	(3.2)
Capital expenditures	474	320	48
Free cash flow (3)	125	528	(76)

(1)             Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring costs. See Section 11.1 of Management’s discussion and analysis.

(2)             Net income and EPS for the three month period in 2009 included favourable income tax-related adjustments of $62 million or 20 cents per share, compared to $17 million or 5 cents for the same period in 2008.

(3)             See Section 11.2 of Management’s discussion and analysis.

The Company has provided revised 2009 guidance to update its original targets announced in December 2008. The revisions reflect the worsening Canadian economy since that time, weaker than expected wireless results at TELUS and the industry in the first quarter, and the company’s most recent outlook. Wireless and wireline revenue have been adjusted down by a total of approximately $350 million. Wireless and consolidated EBITDA have been reduced by $125 million.  EPS has been slightly reduced to a range of $3.35 to $3.65 reflecting the impact of lower EBITDA, and the reported 20 cent favourable tax adjustment. See section 9 of Management’s discussion and analysis for full details.

“Clearly, TELUS’ wireless results do not meet the expectations we set late last year and are reflective of the weakening Canadian economy and competitive activity,” said Darren Entwistle, TELUS president and CEO. “Given the current environment, TELUS has accelerated our efficiency initiatives. Accordingly, we have significantly increased our restructuring cost estimate for this year to approximately $125 million to drive efficiency and enhance our competitiveness.”

“Building on our financial strength, we are continuing to invest in our core business including our broadband wireless and wireline networks. These capital investments are aimed at providing competitive advantage and supporting TELUS’ growth strategy,” added Mr. Entwistle.

 “We are pleased to report that in April, we surpassed the 100,000 TELUS TV client milestone” said Mr. Entwistle. “Moreover, the launch of TELUS Satellite TV later this year will extend the coverage of our entertainment offering.”

“TELUS continues to benefit from a strong balance sheet in accordance with our longstanding prudent financial policies. By extending the $500 million accounts receivable securitization program to May 2012, we have ensured that our primary short term credit and securitization sources of capital totaling $2.5 billion are committed into 2012 so we maintain a strong liquidity position and reduce the impact to TELUS from the uncertainties of the capital markets,” said Robert McFarlane, TELUS executive vice-president and CFO.

This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2009 guidance, share purchases, restructuring costs), qualifications and risk factors referred to in the Management’s discussion and analysis in the 2008 annual report, and  the 2009 first quarter Management’s review of operations, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on www.sedar.com) and in the United States (on EDGAR at www.sec.gov).The planned launch of TELUS Satellite TV is also a future event that is subject to risks and uncertainties - the service may not be available when indicated, its features may not operate as expected and the expected benefits to TELUS may not be fully realized. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

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OPERATING HIGHLIGHTS

TELUS wireless

•                 External revenues increased by $30 million or 2.7% to $1.1 billion in the first quarter of 2009, compared with the same period in 2008.

•                 Wireless data revenue increased $61 million or 41% due to the continued adoption of full function smartphones with increased use of data services such as messaging and social networking.

•                 As previously disclosed, ARPU (average revenue per subscriber unit per month) declined by 5.6% to $58.39 compared to the same quarter a year ago. The fast-growing data component of $11.26, represented 19% of ARPU, while the decline in the voice revenue worsened due to lower business-oriented Mike service revenue, increased use of in-bucket minutes, adoption of lower priced rate plans, decreased roaming revenues, and increased penetration of the Koodo brand.

•                 Net subscriber additions were 48,000, a decrease of 46% from the same period a year ago. Postpaid net additions of 44,000 represented 92% of the total net additions.

•                 EBITDA of $488 million decreased by 3% as lower than expected network revenue growth was more than offset by increased operating expenses, including: higher cost of acquisition and retention; higher network expenses to support the 9.2% growth in the wireless subscriber base and increased data usage; and higher bad debt expense from a broadened subscriber base and higher involuntary subscriber churn.

•                 Cost of acquisition per gross addition increased slightly by 2.4% year-over-year to $336 reflecting higher subsidies on smartphones.

•                 Blended monthly subscriber churn increased to 1.62% from 1.53% a year ago due to deactivations of customers impacted by the weaker economic environment.

•                 Simple cash flow (EBITDA less capital expenditures) decreased by 33% to $292 million in the quarter due to lower operating performance and higher capital spending to support the next generation HSPA network build-out.

TELUS wireline

•                 External revenues decreased by $5 million or 0.4% to $1.2 billion in the first quarter of 2009, when compared with the same period in 2008, as data and other growth was more than offset by the declines in local and long distance revenues.

•                 Data revenues increased by $32 million or 6.3% due to higher revenues from outsourcing services provided to business customers and the inclusion of an additional half-month of revenue from the Emergis acquisition on January 18, 2008. Increased enhanced data and hosting services, and high-speed Internet and TELUS TV subscriber growth also contributed to the increase.

•                 TELUS added 14,000 high-speed Internet subscribers, a 30% decrease from a year ago, due to a maturing market, ongoing competition, and reduced household formation.

•                 EBITDA of $418 million decreased by 6.3% due primarily to higher pension expenses and restructuring costs, TELUS TV costs, and upfront costs for implementing large complex enterprise customer services, partly offset by lower salaries and other employee related costs. EBITDA excluding pension and restructuring costs increased 4.2%.

•                 Network access lines (NALs) declined by 51,000 in the quarter to 4.2 million, which is down 3.9% from a year ago. Residential NAL losses of 41,000 improved year-over-year as cable-TV competitors digital telephone coverage expansion slowed, and from the benefit of bundling services, including TELUS TV. A decrease in business NALs was experienced in Western Canada.

•                 Simple cash flow (EBITDA less capital expenditures) decreased $51 million to $140 million in the quarter due to lower EBITDA and increased capital expenditures, which primarily relates to continued broadband network enhancements.

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CORPORATE AND BUSINESS DEVELOPMENTS

TELUS TV surpasses 100,000 subscriber milestone and to launch satellite TV service

TELUS’ all-digital television, movie and radio entertainment service hit a notable milestone in April as the TELUS TV subscriber base surpassed 100,000 customers.  The company’s rollout of infrastructure and supporting marketing campaigns in Alberta, British Columbia and Eastern Quebec continues. Since launching TELUS TV the company has advanced the service by introducing up to 33 High Definition (HD) channels, personal video recorder (PVR) capabilities with an industry best 60 hours of HD recording time, and HD video on demand delivering an improved viewing experience with sharper images and enhanced sound quality. These features and the quality and flexibility of TELUS TV are creating further momentum as TELUS expands HD coverage through a concerted investment program to enhance the wireline broadband network. TELUS also announced today that it expects to enhance its TELUS TV service by launching TELUS Satellite TV later this year. The new satellite TV service will complement TELUS’ current IP-based TV service by enabling the company to more quickly expand the TV home bundle addressable market with wireline, wireless, Internet and entertainment services for more than 90 per cent of households across British Columbia and Alberta. TELUS Satellite TV will likely feature more than 500 digital channels, more than 70 HD channels, pay per view, an interactive programming guide, and time shifting. This new satellite service is made possible by an agreement with Bell Canada.

Operating Efficiency Update

TELUS increased its focus on its ongoing operating efficiency program beginning in the third quarter of 2008, and continued this effort into 2009. TELUS is undertaking a number of initiatives across the company to improve efficiency and reduce costs. Certain of these activities result in restructuring costs, which totalled $28 million in the first quarter of 2009, four times higher than the same period in 2008. In light of the worsening economy and its impact on recent TELUS results the company continues to expand its efficiency initiatives. The company’s estimate of restructuring costs for the full year of 2009 has now been increased to approximately $125 million ($59 million in 2008), from an earlier estimated range of $50 to $75 million.

During the first quarter of 2009, full time equivalent employees decreased by 1,160 from December 31, 2008, with permanent domestic reductions of approximately 500 from efficiency initiatives and attrition. The remaining decrease was primarily from seasonal reductions in both part-time staff and TELUS International business process outsourcing services.

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Accounts Receivable Securitization extension

In May, TELUS Communications Inc., a wholly owned subsidiary of TELUS, amended an agreement with an arm’s length securitization trust associated with a major schedule I Canadian bank. The amendment resulted in the term of the revolving period securitization agreement being extended three years to May 6, 2012, for an amount up to a maximum of $500 million. The agreement was previously set to expire in July 2009.

TELUS licenses Microsoft HealthVault to launch TELUS Health Space

TELUS brought the power of storing and managing their own healthcare information to Canadians with the launch of TELUS Health Space in early May. A first in Canada, the new service is possible because of an agreement with Microsoft giving TELUS an exclusive license to host and operate the HealthVault platform in this country. TELUS Health Space allows Canadians to electronically store and manage information including health records, chronic disease management, pediatric care and wellness products throughout their entire lives. Customers can share that information with their healthcare practitioners to help them better manage the care provided to their families by giving them an accurate, long-term picture of the individual’s health and any indicators of possible future disease or other issue.

TELUS brings Canadians three new smartphones

In April, TELUS launched the highly-anticipated Samsung OMNIA touchscreen smartphone with Windows Mobile 6.1 Professional. Meaning “everything” in Latin, OMNIA brings together all the features and capabilities needed to provide users with a superior mobile experience — whether it is for work or play. The OMNIA is packed with features including a 5.0 megapixel auto-focus camera and Sharepix, which allows users to instantly upload their pictures to their favourite social networking sites such as Facebook. It comes with 8 GB of built-in memory and up to 16 GB of expandable memory, enough to store up to 30 DVD-quality movies, 7,000 songs, or 20,000 photos.

During the quarter, TELUS also launched the BlackBerry Pearl Flip 8230 smartphone and the Palm Treo Pro with Windows Mobile 6.1 Professional.

TELUS increases catalogue of Quebec music

TELUS expanded its musical library of home-grown Quebec music available for downloading on wireless devices, adding new productions from Quebec-based record companies such as TACCA Musique, Audiogram, Indica Records, Déjà Musique, Sphere Musique, Vega Musique, Dare to Care, Grosse Boîte, K.Pone.Inc Music Group, Iro Productions, Tandem.mu and Abuzive Muzik as soon as they are released. In many cases, TELUS customers can download songs before their favourite artists’ albums are released. With a digital catalogue of more than 25,000 tracks by Quebec-based artists, TELUS has the largest collection of Quebec songs for mobile phones.

New Prince George contact centre opens following renovations

In March, TELUS put the finishing touches on $1.3 million in renovations to its Prince George customer contact centre, doubling its capacity to 150 team members to help meet growing customer demand for TELUS services. TELUS currently has about 250 team members in Prince George, which should grow to about 325 once the new call centre is fully staffed.

COMMUNITY INVESTMENT AND RECOGNITION

TELUS launches Atlantic Canada Community Board

In March, TELUS launched the TELUS Atlantic Canada Community Board, chaired by General Rick Hillier (Retired).  Atlantic Canada community leaders joining the board include legendary recording artist Anne Murray, CTV Canada AM personality Seamus O’Regan, actor and comedian Mary Walsh, and former NHL star Danny Grant. The Atlantic Canada Community Board plans to donate $300,000 this year to local charitable organizations in the region. Its first donation of $50,000 went to the IWK Health Centre in Halifax to help launch Upopolis.com, a unique online

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social network for young patients in hospital. The Atlantic Canada Community Board is the ninth TELUS Community Board in Canada. Since their inception in 2005, these community boards have donated $16.9 million to local charities, supporting 1,205 community projects.

TELUS also announced its further commitment to helping at-risk youth across the Atlantic Canada provinces with a new campaign to raise money for the 31 Boys and Girls Clubs in the region. Between April 1 and June 30, TELUS will donate $25 from the sale of every smartphone sold in Atlantic Canada to the local chapters of Boys and Girls Clubs of Canada.

TELUS one of Global 100 Most Sustainable Companies in the World

TELUS was named one of five Canadian companies among the 100 most sustainable large companies in the world. The annual Global 100 Most Sustainable Companies in the World is compiled by Corporate Knights magazine and research firm Innovest Strategic Value Advisors. The annual Global 100 is announced each year at the World Economic Forum in Davos, Switzerland.

TELUS named one of Canada’s Best Diversity Employers

TELUS was named one of Canada’s Best Diversity Employers in an annual competition recognizing national leaders in creating diverse and inclusive workplaces. This year’s list pays tribute to 35 companies and organizations in Canada that have developed exceptional diversity initiatives to promote inclusiveness among employee groups including women, members of visible minorities, and persons with disabilities. The judges highlighted the company’s Connections program, which provides professional development and network opportunities for women team members, as well as TELUS’ new Diversity Steering Committee and Diversity and Inclusiveness Council. They also noted TELUS’ extensive review of hiring processes last year, workforce diversity representation numbers, the development of an employment equity plan and the recruitment of Aboriginal team members through job fairs and presentations.

TELUS earns Imagine Canada’s Business and Community Partnership Award

In March, Imagine Canada honoured TELUS with a Canadian Business & Community Partnership Award. TELUS was recognized for its innovative partnership with the Canadian Red Cross in creating the TELUS Red Cross Call Centre in B.C. The partnership was inspired by the catastrophic Asian tsunami of 2004, at which time the Red Cross struggled to handle the enormous influx of calls from Canadians wanting to donate funds. TELUS built a new call centre for the Red Cross, which opened in 2007. Using TELUS’ leading-edge contact centre technologies, Canadian Red Cross volunteers and staff are now able to handle far more calls during a crisis, whether they are accepting donations or working to re-unite families separated by a natural disaster.

Aberdeen Group presents TELUS with the Performance Management and Learning award

In March, global research company the Aberdeen Group presented TELUS with the Performance Management and Learning award. The Aberdeen Group presented five industry achievement awards for excellence in Human Capital Management and the winners were selected from a research pool of thousands of enterprises over the past 12 months. TELUS was presented the award for demonstrating deep understanding of the elements of performance and harnessing the power of learning and performance management technology and processes to achieve business performance excellence.

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2009 TELUS World Skins Game in Quebec

Mike Weir, Canada’s most successful golfer, and Fred Couples, the U.S. player aptly nicknamed ‘Mr. Skins’, will headline the international ‘fivesome’ of players at the 2009 TELUS World Skins Game. The other players will be Geoff Ogilvy (Australia) Trevor Immelman (South Africa) and Ian Poulter (England).

The charity event, to take place in June at Quebec City’s La Tempête Golf Club, will raise funds for Opération Enfant Soleil, a local charity that invests in the development of quality pediatric care in Quebec.

Dividend Declaration

The Board of Directors has declared a quarterly dividend of forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Common shares and forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on July 2, 2009 to holders of record at the close of business on June 10, 2009.

This quarterly dividend represents a two and one half cent (ten cents annualized) or 5.6 per cent increase from the $0.45 quarterly dividend paid on July 1, 2008.

Media relations: Shawn Hall (604) 697-8176 shawn.hall@telus.com	Investor relations: Robert Mitchell (416) 279-3219 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our full first quarter 2009 report on our website at telus.com/investors.

Quarterly conference call and webcast presentation

TELUS quarterly conference call is scheduled for Thursday, May 7, 2009 at 3:00 pm ET and will feature a presentation about our first quarter results. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at: telus.com/investors. A transcript will be posted on the website within several business days. Also, a recording will be available on May 7 until May 17, 2009 at: telus.com/investors by telephone (1-403-205-4531 or 1-877-245-4531, reservation no. 888223#.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.7 billion of annual revenue and 11.6 million customer connections including 6.2 million wireless subscribers, 4.2 million wireline network access lines, and 1.2 million Internet subscribers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $137 million to charitable and not-for-profit organizations and volunteered more than 2.6 million hours of service to local communities since 2000. Nine TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

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TELUS CORPORATION

Management’s discussion and analysis

2009 Q1

Caution regarding forward-looking statements

This document and Management’s discussion and analysis contain forward-looking statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, revised guidance and related assumptions for 2009 are described in Section 9: Annual guidance for 2009.

Factors that could cause actual results to differ materially include, but are not limited to:

Competition (including more active price competition and the likelihood of new wireless competitors beginning to offer services in late 2009 and into 2010 as a result of the 2008 advanced wireless services (AWS) spectrum auction); economic growth and fluctuations (including the global credit crisis and economic recession in Canada, and pension performance, funding and expenses); capital expenditure levels (increasing in 2009 and potentially in future years due to the Company’s fourth generation (4G) wireless deployment strategy and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities and fund share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives); technology (including reliance on systems and information technology, broadband and wireless technology options, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful implementation of the network build and sharing arrangement with Bell Canada to achieve cost efficiencies and reduce deployment risks, successful deployment and operation of new wireless networks and successful introduction of new products, services and supporting systems); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, the review of new media and Internet traffic management practices, and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2008 Management’s discussion and analysis and updates in Section 10 of this document.

Management’s discussion and analysis

May 6, 2009

The following is a discussion of the consolidated financial position and results of operations of TELUS Corporation for the quarters ended March 31, 2009 and 2008, and should be read together with TELUS’ interim Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 21 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim Consolidated financial statements and Management’s discussion and analysis were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS has issued guidance on and reports on certain non-GAAP measures used by management to evaluate performance of business units, segments and the Company. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the reader’s reference, the definition, calculation and reconciliation of consolidated non-GAAP measures are provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management’s discussion and analysis contents

Section		Contents
1.	Introduction	A summary of TELUS’ consolidated results for the first quarter of 2009
2.	Core business, vision and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3.	Key performance drivers	A list of corporate priorities for 2009
4.	Capabilities	A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Results from operations	A detailed discussion of operating results for the first quarter of 2009
6.	Changes in financial position	A discussion of changes in the consolidated statements of financial position for the three-month period ended March 31, 2009
7.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9.	Annual guidance for 2009	TELUS’ revised guidance for the full year, and related assumptions
10.	Risks and risk management	An update on certain risks and uncertainties facing TELUS and how the Company manages these risks
11.	Reconciliation of non-GAAP measures and definition of key operating indicators	A description, calculation and reconciliation of certain measures used by management

1.     Introduction

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian economic environment

Global economic uncertainty and tightening credit markets, particularly in the latter half of 2008, resulted in Canada’s economy entering into recession in the fourth quarter of 2008. The economy is now expected to remain in recession until the fourth quarter of 2009. See related risks in Section 10.2 Economic growth and fluctuations.

On April 21, 2009, the Bank of Canada made the following comments on the economy. “In an environment of continued high uncertainty, the global recession has intensified and become more synchronous since the Bank’s January Monetary Policy Report Update, with weaker-than-expected activity in all major economies. Deteriorating credit conditions have spread quickly through trade, financial, and confidence channels. While more aggressive monetary and fiscal policy actions are underway across the G20, measures to stabilize the global financial system have taken longer than expected to enact. As a result, the recession in Canada will be deeper than anticipated, with the economy projected to contract by 3.0 per cent in 2009. The Bank now expects the recovery to be delayed until the fourth quarter and to be more gradual. The economy is projected to grow by 2.5 per cent in 2010 and 4.7 per cent in 2011, and to reach its production capacity in the third quarter of 2011. Given significant restructuring in a number of sectors, potential growth has been revised down. The recovery will be importantly supported by the Bank’s accommodative monetary stance.”

Effects on TELUS

Wireless segment operating and financial results in the first quarter of 2009 were adversely affected by the weak macro-economic environment, accelerating a negative trend first observed in the fourth quarter of 2008, and were below management expectations. Year-over-year wireless gross subscriber additions were stable at 346,000 in the first quarter of 2009; however, net additions decreased by 46% to 48,000. Weakness in subscriber net additions in the first quarter of 2009 is primarily attributable to the combination of a lack of customary growth in gross additions, combined with an increase in deactivations. The increase in deactivations was due to both a larger subscriber base and increased churn rate among business customers impacted adversely by the current economic environment.

Wireless subscriber gross additions for the first quarter of 2009 increased by 0.3% when compared to the first quarter of 2008. This compares to year-over-year growth rates of 4.8% for the fourth quarter of 2008 and 15% for the year ended December 31, 2008. The worsening growth trend for gross subscriber additions is believed to be primarily due to the weakening Canadian economy as evident by lower consumer confidence and a resulting decrease in retail sales including deferral of buying decisions by customers, lower and more cautious business spending, and lower employment levels.

Similarly, TELUS has experienced a decline in wireless ARPU (average revenue per subscriber unit per month), which is being impacted by lower service revenue from the Company’s Mike® service, increased proportion and use of lower per-minute rate plans (including increased use of in-bucket minutes) and decreased roaming revenues. This can be attributed to the continued highly competitive market and the ongoing global economic recession increasingly being experienced in Canada. This is particularly acute for the Company’s Mike Push To Talk™ business-oriented service, which is commonly used in economically sensitive business sectors such as manufacturing, automotive, construction, transportation dispatch, and energy. Mike service subscribers represent less than 11% of TELUS’ total wireless subscriber base, as at March 31, 2009.

The wireline segment has been impacted to a lesser degree, with data and other revenue growth largely offsetting lower voice local and long distance services. The Company has observed a larger number of disconnections and fewer installations of business network access lines (NALs), particularly in B.C. and Alberta, attributed partly to economic conditions and partly to competition. Business NALs increased in Ontario and Quebec during the first quarter of 2009, while the number of residential NAL losses in B.C. and Alberta has moderated in the most recent two quarters.

In light of the impacts of the worsening economy and weaker than expected first quarter results, the full year annual guidance first set in December 2008, has been revised downward as outlined in Section 9: Annual guidance for 2009.

TELUS’ capital structure financial policies, which are discussed under Capabilities — Section 4.3 Liquidity and capital resources, were designed with credit cycles in mind. The Company believes that these financial policies and guidelines, and maintaining credit ratings in the range of BBB+ to A —, or the equivalent, provide reasonable access to capital markets. The economic weakness and stock market decline that began in 2008 are expected to increase TELUS’ net defined benefit pension plans expense and funding in 2009, which is reflected in the Company’s public guidance for 2009. See Section 9.

1.3 Consolidated highlights

	Quarters ended March 31
($ millions, unless noted otherwise)	2009	2008	Change
Consolidated statements of income
Operating revenues	2,375	2,350	1.1%
Operating income	479	527	(9.1)%
Income before income taxes	379	401	(5.5)%
Net income (1)	322	292	10%

Earnings per share (2) (EPS) basic ($)	1.01	0.90	12%
EPS (2) diluted ($)	1.01	0.90	12%
Cash dividends declared per share (2) ($)	0.475	0.45	5.6%

Average shares outstanding - basic (millions) (1)	318	324	(1.9)%
Consolidated statements of cash flows
Cash provided by operating activities	614	634	(3.2)%
Cash used by investing activities	478	1,009	(53)%
Capital expenditures	474	320	48%
Acquisitions	—	687	—
Cash (used) provided by financing activities	(75)	404	—
Subscribers and other measures
Subscriber connections (3) (thousands)	11,596	11,207	3.5%
EBITDA (4)	906	949	(4.5)%
Free cash flow (4)	125	528	(76)%
Debt and payout ratios (5)
Net debt to EBITDA – excluding restructuring costs (times)	1.9	1.8	0.1
Dividend payout ratio (6) (%)	57	54	3	pts

n.m. — not meaningful; pts — percentage points

(1)	Net income for the first quarter of 2008 has been adjusted. See Section 5.1.
(2)	Includes Common Shares and Non-Voting Shares.
(3)

The sum of wireless subscribers, network access lines and Internet access subscribers measured at the end of the respective periods, based on information in billing and other systems. The measure excludes TELUS TV®connections.

(4)	EBITDA and free cash flow are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 11.2 Free cash flow.
(5)	See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.
(6)

Based on 12-month trailing earnings per share excluding favourable tax-related adjustments of 30 cents per share for the period ended March 31, 2009 and 82 cents per share for the period ended March 31, 2008.

Highlights from operations, comparing results for the first quarter of 2009, or measures at March 31, 2009, to those one year earlier:

•      Subscriber connections increased by 389,000 in the 12-month period ended March 31, 2009 to nearly 11.6 million. This includes 9.2% growth in wireless subscribers and 3.2% growth in Internet subscribers, partly offset by a 3.9% decrease in network access lines.

•      Operating revenues increased by $25 million, primarily from 41% growth in wireless data revenue, partly offset by the 2.9% decline wireless voice revenues. Wireline revenues decreased slightly as the 6.3% growth in wireline data revenue was more than offset by declines in local and long distance revenues.

•      Operating income decreased by $48 million due to: (i) a $43 million lower EBITDA resulting primarily from increases in defined benefit pension plan expenses and restructuring costs; and (ii) $5 million higher depreciation and amortization expenses. EBITDA increased by $7 million when excluding the $29 million increase in pension expenses and the $21 million increase in restructuring costs. The increase in EBITDA before higher restructuring and pension costs reflected an $18 million improvement in wireline, net of an $11 million decrease in wireless.

•      Income before income taxes decreased by $22 million as the decrease in Operating income was partly offset by lower valuation losses on short-term investments, lower costs for securitized accounts receivables, and recognition of interest income for tax recoveries.

•      Net income increased by $30 million, while basic earnings per share increased by 11 cents. Net income in the first quarter of 2009 and 2008 includes income tax-related adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, and any related interest on reassessments (see Section 5.2). Net income before income tax-related adjustments was $260 million in the first quarter of 2009, a decrease of $15 million or four cents per share compared the same period in 2008. Average shares were two per cent lower than the first quarter of 2008, due to market repurchases under normal course issuer bid (NCIB) programs during 2008.

Net income continuity ($ millions)	Quarters ended March 31
Net income in 2008	292
Deduct net favourable income tax-related adjustments in 2008 (see Section 5.2)	(17)
275
Tax-effected changes:
Lower EBITDA (1)	(31)
Higher depreciation and amortization (1)	(3)
Other	19
260
Net favourable income tax-related adjustments in 2009 (see Section 5.2)	62
Net income in 2009	322

(1) For the purposes of this presentation, the 2009 blended statutory tax rate was used.

Liquidity and capital resources highlights, comparing results for the first quarter of 2009, or measures as at March 31, 2009, to those one year earlier:

•      At March 31, 2009, TELUS had unutilized credit facilities of $1.04 billion, as well as additional unutilized availability under its accounts receivable securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•      The Company continues to meet two other key guidelines. Net debt to EBITDA at March 31, 2009 was 1.9 times, within the Company’s long-term target policy range of 1.5 to 2.0 times.

•      The dividend payout ratio, based on the annualized first quarter dividend and earnings for the twelve-month period ended March 31, 2009 (excluding favourable income tax-related adjustments and minimal impact from a net-cash settlement feature), was 57%, slightly above the Company’s prospective guideline of 45% to 55% of sustainable net earnings. The ratio was 52% based on actual earnings for the 12-month period ended March 31, 2009.

•      Cash provided by operating activities decreased by $20 million, primarily from income tax payments in the first quarter of 2009, largely offset by other non-cash working capital changes. Income tax payments of $214 million in the first quarter of 2009 were in respect of final 2008 income taxes due and first quarter instalments for 2009 income taxes.

•      Cash used by investing activities decreased by $531 million. The decrease was mainly due to the acquisition of Emergis in January 2008, partly offset by increased capital investments in wireless and wireline broadband infrastructure to enhance the Company’s competitive position and support long-term growth.

•      Cash used by financing activities was $75 million in the first quarter of 2009, including dividend payments of $151 million and a reduction in amounts drawn against the 2012 credit facility, net of an increase in commercial paper. In comparison, during the first quarter of 2008, $404 million of cash was provided by financing activities, as the Company increased utilization of bank facilities and commercial paper for corporate purposes including the acquisition of Emergis.

•      Free cash flow decreased by $403 million to $125 million, due mainly to increased income tax payments and capital expenditures.

2.     Core business, vision and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

TELUS’ core business, vision and strategy were described in its 2008 Management’s discussion and analysis. Activities in the first quarter of 2009 that support the Company’s six strategic imperatives include the following:

Building national capabilities across data, IP, voice and wireless

TELUS continues to invest in broadband networks and services to enhance the Company’s competitive position and support future growth opportunities. The Company announced that more than $1 billion of its $2.05 billion capital spending plan for 2009 would be invested in British Columbia and Alberta. The investments are being directed primarily to advanced wireless and wireline broadband initiatives. The construction of TELUS’ advanced wireless network is under way, based on the latest version of high-speed packet access (HSPA) technology, with HSPA-based service expected to be launched in B.C., Alberta and nationally by early 2010. The investment in HSPA technology is expected to ensure an optimal future transition to long-term evolution (LTE) technology, the emerging world-wide standard for fourth generation or 4G wireless networks. The Company’s wireline broadband investments will expand the reach of high-speed Internet and digital TELUS TV service in B.C. and Alberta.

Focusing relentlessly on the growth markets of data, IP and wireless

The Company commenced implementation of a seven-to-ten year contract worth up to $900 million with the Government of Quebec, to deliver and manage the province’s next generation data network. Revenues are expected to be recognized beginning in 2010, while expenses to implement the contract are expected to ramp up in 2009.

Investing in internal capabilities to build a high-performance culture and efficient operations

The Company increased its focus on its ongoing operating efficiency program beginning in the third quarter of 2008, continuing into 2009. An array of initiatives is in various stages of deployment to improve efficiency and reduce costs. Certain of these activities result in restructuring costs, and in the first quarter of 2009 such costs were $28 million, or four times higher than the same period in 2008. The Company’s estimate of restructuring costs for the full year of 2009 has now been increased from a range of $50 to $75 million to approximately $125 million ($59 million in 2008), due to the acceleration of efficiency initiatives. This action reflects the impact of a worsening Canadian economy on TELUS’ first quarter financial results.

During the first quarter of 2009, full time equivalent employees decreased by approximately 1,200 from December 31, 2008, with reductions of approximately 500 from efficiency initiatives and attrition. The remaining decrease was primarily from seasonal reductions in both part-time staff and business process outsourcing services for customers.

3.     Key performance drivers

This section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

Management sets corporate priorities each year to advance TELUS’ strategy and focus on the near-term opportunities and challenges to create value for shareholders.

Corporate priorities for 2009

Execute on TELUS’ broadband strategy, leveraging investments in leading wireline and wireless networks to deliver winning solutions for customers

Increase the efficiency of operations to improve TELUS’ cost structure and economic performance

Outpace the competition and earn the patronage of clients through an engaged TELUS team.

4.     Capabilities

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and its competition were described in Section 4.1 of TELUS’ 2008 Management’s discussion and analysis.

4.2 Operational resources

Operational resources were described in Section 4.2 of TELUS’ 2008 Management’s discussion and analysis.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that balances the interests of equity and debt holders.

In the management and definition of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA — excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Reporting back on TELUS’ financing and capital structure management plan for 2009

Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

No shares were repurchased in the first quarter of 2009, but the program for up to eight million shares remains available until December 22, 2009.

Pay dividends

The dividend declared for the first quarter of 2009 (paid April 1, 2009) was 47.5 cents per share as compared to 45 cents per share in the same period in 2008, or an increase of 5.6%.

Use proceeds from securitized receivables, bank facilities and commercial paper, as needed, to supplement free cash flow and meet other cash requirements

Proceeds from securitized accounts receivable were $300 million at March 31, 2009, unchanged from December 31, 2008. During the first quarter of 2009, the Company reduced amounts drawn against its 2012 credit facility to $300 million from $980 million, while increasing commercial paper to $1,188 million from $432 million at December 31, 2008. In May 2009, TELUS extended the termination date for its accounts receivable securitization program to 2012.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of $1.04 billion at March 31, 2009, as well as additional availability under its accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.9 times at March 31, 2009.

Dividend payout ratio of 45 to 55% of sustainable net earnings on a prospective basis — The ratio was 57% when calculated based on the annualized first quarter dividend and 12-month trailing earnings, excluding favourable tax-related adjustments and minimal impacts from a net-cash settlement feature. The ratio was 52% based on actual earnings for the 12-month period ended March 31, 2009.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the only foreign currency-denominated debt issue.

Give consideration to issuing long-term public debt or establishing new term credit facilities in 2009 to refinance short-term financing sources or upcoming debt maturities

Late in 2008, the Company extended the term of its $700 million, 364-day credit facility with a select group of Canadian banks, to March 1, 2010. The Company continues to monitor the capital markets and has access to a shelf prospectus pursuant to which it can offer $2.5 billion of debt and equity.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A -, or the equivalent, in the future

At May 6, 2009, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

4.4 Internal control over financial reporting

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.     Results from operations

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

5.1 General

As noted in Section 8.2 Accounting policy developments, effective January 1, 2009, the Company adopted the new recommendations for business combinations (Canadian Institute of Chartered Accountants (CICA) Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602). Net income and Comprehensive income no longer include a deduction for non-controlling interests. Net income and Comprehensive income are now attributed to either the holders of TELUS Common Shares and Non-Voting Shares, or to Non-controlling interests. On the Consolidated statements of financial position, Non-controlling interests are now a component of Shareholders’ Equity.

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker). Segmented disclosure is reported in Note 5 of the interim Consolidated financial statements.

5.2 Quarterly results summary

	($ in millions, except per share amounts)	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2
	Operating revenues	2,375	2,454	2,450	2,399	2,350	2,330	2,310	2,228
	Operations expense	1,441	1,479	1,465	1,477	1,394	1,371	1,317	1,340
	Restructuring costs	28	38	10	4	7	6	6	3
	EBITDA (2)	906	937	975	918	949	953	987	885
	Depreciation	334	351	344	343	346	386	333	318
	Amortization of intangible assets	93	84	92	77	76	68	70	73
	Operating income	479	502	539	498	527	499	584	494
	Other expense (income)	5	11	6	2	17	6	8	18
	Financing costs	95	118	122	114	109	109	86	127
	Income before income taxes	379	373	411	382	401	384	490	349
	Income taxes (recovery)	57	88	125	114	109	(19)	79	94
	Net income (1)	322	285	286	268	292	403	411	255
	Net income attributable to Common Shares and Non-Voting Shares	321	285	285	267	291	400	410	253
	Income per Common Share and
Non-Voting Share	- basic	1.01	0.90	0.89	0.83	0.90	1.23	1.24	0.76
	- diluted	1.01	0.89	0.89	0.83	0.90	1.22	1.23	0.75
	Dividends declared per Common Share and Non-Voting Share	0.475	0.475	0.45	0.45	0.45	0.45	0.375	0.375

(1)	Net income for the periods prior to 2009 Q1 has been adjusted, as noted in Section 5.1.
(2)	EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend continues to reflect growth in wireless network revenues generated from an increasing subscriber base; however, this growth has moderated significantly since the onset of the economic downturn in Canada in late 2008. In the first quarter of 2009, the year-over-year decrease in wireless ARPU accelerated to 5.6%, as strong growth in data ARPU was more than offset by declining voice ARPU. The voice ARPU decline reflects significant deterioration in Mike service ARPU, pricing competition, greater spending restraint and price optimization on the part of customers, increased use of in-bucket or included-minute service plans, and to a lesser extent, the growing base of Koodo postpaid basic subscribers.

Continuation of economic uncertainty may disrupt usual seasonal patterns for wireless subscriber additions in future quarters. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, resulting in lower fourth quarter wireless EBITDA. The third quarter has recently become more significant with back-to-school offers.

Consolidated revenues also continue to reflect growth in wireline data revenue, which includes new revenues from the acquisition of Emergis beginning in mid-January 2008. Data revenue growth in the first quarter of 2009 was more than offset by declining wireline voice local and long distance revenues. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors. The number of residential network access line (NAL) losses has moderated in the two most recent quarters because of more effective winback efforts and synergies from bundling services, while TELUS’ main cable-TV competitor’s digital telephone coverage expansion slowed. The Company has observed a larger number of disconnections and fewer installations of business NALs attributed partly to economic conditions and partly to competition. However, business NALs do not reflect growth from certain data services, such as private networks.

Consolidated Operations expense includes expenses from Emergis beginning in mid-January 2008. The sequential decrease in operations expense in the first quarter of 2009 resulted mainly from lower accrued performance bonuses. Restructuring costs have increased beginning in the second half of 2008, as management refocused its efforts on accelerating efficiency initiatives, primarily in the wireline segment.

The sequential decline in depreciation in the first quarter of 2009 was due to certain assets becoming fully depreciated. Depreciation expenses were sequentially higher in the third and fourth quarter of 2007 as a result of reductions to estimated useful service lives of certain asset classes.

Amortization of intangible assets in the fourth quarter of 2008 is net of investment tax credits of $6 million. The investment tax credits were each applied following a determination of eligibility by a government tax authority and relate to assets capitalized in prior years that are now fully amortized. The sequential increase in amortization of intangible assets in the third quarter of 2008 was due to implementation of the converged billing platform for B.C. residential customers in mid-July

2008, while the sequential increase in amortization in the first quarter of 2008 was due mainly to the January 2008 acquisition of Emergis.

Financing costs shown in the preceding table are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters, particularly in the first quarter of 2009 and third quarter of 2007. Interest expenses had been trending lower due primarily to a lower effective interest rate from financing activities in the first half of 2007 and April 2008. An increase in interest expenses in the third and fourth quarters of 2008 resulted from a higher debt balance that helped fund the third quarter 2008 payment for advanced wireless services (AWS) spectrum licences.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS has been positively impacted by decreased shares outstanding from share repurchases in 2008 and 2007.

Income tax-related adjustments ($ in millions, except EPS amounts)	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2
Approximate Net income impact	62	32	—	—	17	143	93	17
Approximate EPS impact	0.20	0.10	—	—	0.05	0.44	0.28	0.05
Approximate basic EPS excluding tax-related impacts	0.81	0.80	0.89	0.83	0.85	0.79	0.96	0.71

5.3 Consolidated results from operations

	Quarters ended March 31
($ in millions, except EBITDA margin)	2009	2008	Change
Operating revenues	2,375	2,350	1.1%
Operations expense	1,441	1,394	3.4%
Restructuring costs	28	7	n.m.
EBITDA (1)	906	949	(4.5)%
Depreciation	334	346	(3.5)%
Amortization of intangible assets	93	76	22%
Operating income	479	527	(9.1)%
EBITDA margin (%) (2)	38.1	40.4	(2.3	)pts

(1)	EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(2)	EBITDA divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Operating revenues increased by $25 million in the first quarter of 2009 when compared to the same period in 2008. Wireless network revenues increased by $35 million from strong growth in data revenues, partly offset by declining voice revenues, while wireless equipment revenues decreased by $5 million mainly from lower handset prices and reduced accessory sales. Wireline data revenue growth of $32 million and other revenue growth of $8 million were offset by continued erosion in voice service revenues due to the effects of local competition and technological substitution.

Operations expense

	Quarters ended March 31
($ millions)	2009	2008	Change
Salaries, benefits except DBPP,(1) and employee-related expenses	587	634	(7.4)%
DBPP expense (recovery)	4	(25)	n.m.
Other operations expense	850	785	8.3%
	1,441	1,394	3.4%

(1)	DBPP — defined benefit pension plans.

Salaries, benefits (except DBPP benefits) and employee-related expenses decreased by $47 million in the first quarter of 2009 when compared to the same period in 2008. The decrease resulted mainly from a reduction in bonus pay accruals from a lower operating forecast for 2009, as well as a decrease in full-time equivalent (FTE) employees from efficiency initiatives and attrition during the first quarter of 2009, while management salaries were frozen at 2008 levels. TELUS’ defined benefit pension plans expense increased by $29 million, mainly due to the decline in value of defined benefits pension plans assets in 2008.

Other operations expenses increased by $65 million and included higher network operating costs in both segments, increased bad debt expense in the wireless segment, and increased wireline TELUS TV programming and customer acquisition costs. These increases were partly offset by lower advertising costs and higher capitalized labour costs associated with the larger capital expenditure program.

Restructuring costs

Restructuring costs increased by $21 million to $28 million in the first quarter of 2009 when compared to the same period in 2008. Restructuring costs in the first quarter of 2009 were primarily severance costs in respect of approximately 25 efficiency initiatives. During the first quarter of 2009, full-time equivalent (FTE) staff decreased by approximately 350 from such initiatives and decreased by approximately 150 from attrition. Restructuring costs are now expected to be approximately $125 million for the full year of 2009. See Section 9: Annual guidance for 2009.

EBITDA

Consolidated EBITDA decreased by $43 million in the first quarter of 2009 when compared to the same period in 2008, primarily due to increased defined benefit pension plan expenses and restructuring costs. Consolidated EBITDA, before impacts of increased pension and restructuring costs, increased by $7 million primarily from lower performance bonus accruals and increasing traction from efficiency initiatives. In particular, wireline EBITDA before increased pension and restructuring costs increased by $18 million. Wireless EBITDA before increased pension and restructuring costs decreased by $11 million, as growth in network revenue was more than offset by increases in customer acquisition and retention expenses, network costs and bad debts expense.

Depreciation

Depreciation decreased by $12 million in the first quarter of 2009 when compared to the same period in 2008. The decrease primarily reflects an acceleration of depreciation during 2008 from a reduction in estimated useful service lives for certain digital switching assets. This was slightly offset by growth in capital assets over the past 12 months.

Amortization of intangible assets

Amortization increased by $17 million in the first quarter of 2009 when compared to the same period in 2008. The increase included $8 million arising from the July 2008 implementation of the converged wireline billing and client care platform in B.C., and net increases in other intangible assets subject to amortization including an additional half-month for Emergis. Amortization is expected to increase for the full year of 2009 as compared to 2008, mainly due to an additional seven months of amortization for the B.C. client care and billing platform. See Caution regarding forward-looking statements.

Operating income

Operating income decreased by $48 million in the first quarter of 2009 when compared to the same period in 2008, due to lower EBITDA, as well as the net increase in depreciation and amortization.

Other income statement items

Other expense, net	Quarters ended March 31
($ millions)	2009	2008	Change
	5	17	(71)%

Other expense, net includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations. Accounts receivable securitization expenses were $2 million in the first quarter of 2009 as compared to $6 million in the first quarter of 2008. The decrease reflected lower proceeds from securitized accounts receivable as well as a lower rate (see Section 7.6 Accounts receivable sale). Losses from market value adjustments to short-term investments held for trading were $1 million in the first quarter of 2009 as compared to $9 million in the previous year. The balance of expenditures in both years was primarily charitable donations.

Financing costs	Quarters ended March 31
($ millions)	2009	2008	Change
Interest on long-term debt, short-term obligations and other	115	112	2.7%
Foreign exchange (gains) losses	(7)	—	n.m.
Capitalized interest during construction	—	(1)	n.m.
Interest income	(13)	(2)	n.m.
	95	109	(13)%

Interest expenses on long-term and short-term debt and other increased by $3 million in the first quarter of 2009 when compared to the same period in 2008, mainly due to a higher debt balance resulting from payment for AWS spectrum licences in the third quarter of 2008, largely offset by a lower effective interest rate. Interest income in the first quarter of 2009 includes an accrual of $12 million arising from the settlement of prior years’ tax matters.

Income taxes	Quarters ended March 31
($ millions, except tax rates)	2009	2008	Change
Basic blended federal and provincial tax at statutory income tax rates	115	124	(7.3)%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(40)	(1)	—
Revaluation of future income tax liability to reflect future statutory income tax rates	(19)	(18)	—
Share option award compensation	1	1	—
Other	—	3	—
	57	109	(48)%
Blended federal and provincial statutory tax rates (%)	30.3	30.9	(0.6	)pts
Effective tax rates (%)	15.0	27.2	(12.2	)pts

Blended statutory income taxes decreased in the first quarter of 2009 due to lower blended statutory tax rates and the 5.5% decrease in income before taxes. The effective tax rates in both years were lower than the statutory tax rates due to the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues, revaluations of future income tax liabilities resulting from reductions to future B.C. provincial income tax rates, as well as future tax rates being applied to temporary differences. Changes to future B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning July 1, 2010. During the first quarter of 2008, a rate decrease was substantively enacted for B.C. provincial income taxes, effective July 1, 2008.

Income tax payments were $214 million in the first quarter of 2009, including the final 2008 tax year remittances. See key assumptions in Section 9: Annual guidance for 2009.

Net income	Quarters ended March 31
($ millions)	2009	2008	Change
Attributable to
Common Shares and Non-Voting Shares	321	291	10%
Non-controlling interests	1	1	—%
	322	292	10%

The calculation of basic earnings per share is based on Net income attributed to Common Shares and Non-Voting Shares.

Comprehensive income

Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments.

5.4 Wireline segment results

Operating revenues — wireline segment	Quarters ended March 31
($ millions)	2009	2008	Change
Voice local	470	502	(6.4)%
Voice long distance	166	179	(7.3)%
Data	538	506	6.3%
Other	71	63	13%
External operating revenue	1,245	1,250	(0.4)%
Intersegment revenue	33	31	6.5%
Total operating revenues	1,278	1,281	(0.2)%

Wireline revenues decreased by $3 million in the first quarter of 2009 when compared to the same period in 2008. The comparative decrease was comprised of the following:

•                  Voice local revenue decreased by $32 million. The decrease was mainly due to lower revenues from basic access and optional enhanced services caused by competition for residential subscribers and consequent decline in local residential access lines, offset in part by growth in business local services and access lines in Ontario and Quebec.

Network access lines (NALs)	As at March 31
(000s)	2009	2008	Change
Residential	2,361	2,545	(7.2)%
Business	1,834	1,820	0.8%
Total	4,195	4,365	(3.9)%

Changes in NALs	Quarters ended March 31
(000s)	2009	2008	Change
Residential	(41)	(51)	20%
Business	(10)	12	n.m.
Total	(51)	(39)	(31)%

Residential NAL losses in the first quarter of 2009 are favourable by 10,000 when compared to the same period in 2008, because of more effective winback efforts and synergy with bundled services including TELUS TV, as well as slowing of a cable-TV competitor’s geographic expansion of digital telephone service. The decrease in business NALs during the first quarter of 2009 reflects competitive inroads in the business market by cable-TV companies, as well as some economic impacts leading to a larger number of disconnections and fewer installations, particularly in B.C. and Alberta. Business NALs in Ontario and Quebec increased during the first quarter of 2009, as well as over the past 12 months. Growth in certain data services, such as private networks, is not measured by business NAL counts.

•                  Voice long distance revenues decreased by $13 million, due mainly to lower average per-minute rates resulting from ongoing industry-wide price competition, a lower base of residential subscribers, and lower billed retail minute volumes, partly offset by higher volumes of inbound terminating traffic.

•                  Wireline data revenues increased by $32 million, primarily due to: higher managed workplace revenues from growth in outsourcing services for business customers and an additional half-month of revenue from Emergis, acquired in mid-January 2008. Internet, enhanced data and hosting service revenues increased from growth in business services and high-speed Internet subscribers. Revenues from digital TELUS TV services increased from subscriber growth over the past year. Basic data services revenues increased from higher volumes of competitor digital network access and rate increases. This growth was partly offset by lower broadcast, video conferencing and data equipment sales, mainly due to a larger equipment sale in the first quarter of 2008.

Internet subscribers	As at March 31
(000s)	2009	2008	Change
High-speed Internet subscribers	1,110	1,040	6.7%
Dial-up Internet subscribers	114	146	(22)%
Total Internet subscribers	1,224	1,186	3.2%

Net additions of Internet subscribers	Quarters ended March 31
(000s)	2009	2008	Change
High-speed Internet subscriber net additions	14	20	(30)%
Dial-up Internet subscriber net losses	(10)	(9)	(11)%
Total Internet subscriber net additions	4	11	(64)%

High-speed Internet subscriber net additions were lower in the first quarter of 2009 when compared to the same period in 2008, due to a maturing market and cable-TV competitors’ expanded product offerings. Subscriptions to digital TELUS TV service surpassed 100,000 in April 2009, due to increasing adoption by TELUS high-speed Internet customers, as the Company has improved installation capability, rolled out high-definition TV (HDTV) channels and personal video recorders, increased geographic coverage and had success with bundle offers.

•                  Other revenue increased by $8 million primarily to higher voice equipment sales.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Quarters ended March 31
($ millions)	2009	2008	Change
Salaries, benefits except DBPP (1) expense (recovery), and employee-related costs	451	484	(6.8)%
DBPP expense (recovery)	4	(23)	n.m.
Other operations expenses	379	367	3.3%
Operations expense	834	828	0.7%
Restructuring costs	26	7	n.m.
Total operating expenses	860	835	3.0%

(1)	DBPP — defined benefit pension plans.

Total operating expenses increased by $25 million in the first quarter of 2009 when compared to the same period in 2008 and included approximately one-half month of additional expenses from Emergis.

•                  Salaries, benefits and employee-related costs decreased by $33 million in the first quarter of 2009 when compared to the same period in 2008. The decrease resulted from a significant reduction in bonus pay accruals from lower expected performance for 2009, efficiency initiatives targeting discretionary employee-related expenses such as travel, and one fewer paid days.

•                  The defined benefits pension plans expense increased by $27 million, mainly due to the decline in value of these plans’ assets in 2008.

•                  Other operations expenses increased by $12 million in the first quarter of 2009 when compared to the same period in 2008. Other operations expenses increased primarily due to: access facility costs associated with implementing new contracts; TELUS TV programming and customer acquisition costs; transit and termination charges resulting from higher outbound call volumes to the U.S. and higher foreign exchange rates; and vendor costs for network maintenance.

•                  Restructuring costs increased by $19 million in the first quarter of 2009 when compared to the same period in 2008, reflecting an array of initiatives under the Company’s competitive efficiency program.

	Quarters ended March 31
Wireline segment - EBITDA	2009	2008	Change
EBITDA ($ millions)	418	446	(6.3)%
EBITDA margin (%)	32.7	34.8	(2.1	)pts

Wireline segment EBITDA decreased by $28 million in the first quarter of 2009 when compared to the same period in 2008, due primarily to increases in defined benefit pension plan expenses and restructuring costs. Excluding the increases in pension expenses and restructuring costs, wireline EBITDA increased by $18 million due to lower performance bonus accruals, partly offset by other increased costs. The EBITDA margin pressure is generally impacted by declining voice revenues having higher margins than the growing data services.

5.5 Wireless segment results

Operating revenues – wireless segment	Quarters ended March 31
($ millions)	2009	2008	Change
Network revenue	1,072	1,037	3.4%
Equipment revenue	58	63	(7.9)%
External operating revenue	1,130	1,100	2.7%
Intersegment revenue	7	7	—%
Total operating revenues	1,137	1,107	2.7%

	As at March 31
Wireless operating indicators	2009	2008	Change
Subscribers (000s)
Postpaid	4,966	4,513	10%
Prepaid	1,211	1,143	5.9%
Total	6,177	5,656	9.2%
Proportion of subscriber base that is postpaid (%)	80.4	79.8	0.6	pts
Digital POPs(1) covered (millions)(2)	32.7	31.9	2.5%

	Quarters ended March 31
	2009	2008	Change
Subscriber gross additions (000s)
Postpaid	215	204	5.4%
Prepaid	131	141	(7.1)%
Total	346	345	0.3%
Subscriber net additions (000s)
Postpaid	44	72	(39)%
Prepaid	4	16	(75)%
Total	48	88	(46)%
ARPU (3) ($)	58.39	61.88	(5.6)%
Churn, per month (3) (%)	1.62	1.53	0.09	pts
Average monthly minutes of use per subscriber (MOU)	382	394	(3.1)%
COA (4) per gross subscriber addition (3) (5) ($)	336	328	2.4%
Retention spend to network revenue (3) (5) (%)	10.5	8.5	2.0	pts
EBITDA excluding COA ($ millions)	604	616	(1.9)%
EBITDA to network revenue (%)	45.5	48.5	(3.0	)pts

pts — percentage points

(1)                       POPs is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(2)                       Including roaming/resale agreements, principally with Bell Canada.

(3)                       See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(4)                       Cost of acquisition.

(5)                       In the first quarter of 2009, the Company refined the measurement of the costs of acquisition and retention in its operational systems to align with changes in the business. Prior year comparative figures have been restated on a consistent basis.

Wireless segment revenues increased by $30 million in the first quarter of 2009 when compared to the same period in 2008, due to the following:

•                  Network revenue increased by $35 million or 3.4% in the first quarter of 2009 when compared to the same period in 2008, due primarily to strong wireless data revenue growth and the 9% growth in the subscriber base. Overall network revenues increased as data revenue growth of $61 million or 41% was partially offset by lower voice revenues of $26 million or 2.9%. Wireless data revenues now represent 19% of network revenue as compared to 14% from the same period in 2008. This growth in data revenues continues to reflect strength in text messaging and smartphone service revenues driven by increased usage and features, and continued penetration of Internet sticks, smartphones and EVDO-capable handsets, despite lower inbound data roaming rates.

•                  Blended ARPU of $58.39 decreased by $3.49 or 5.6% in the first quarter of 2009 when compared to the same period in 2008. Data ARPU of $11.26 increased by $2.54 or 29%, while voice ARPU of $47.13 decreased $6.03 or 11%. Declining voice ARPU is a continuing trend, but accelerated due to economic weakness. The decrease in voice ARPU included a combination of factors: lower Mike service ARPU; declining minutes of use by both consumers and businesses, increased use of included-minute rate plans as subscribers shift usage patterns and move to optimize price plans; one fewer calendar days in the current period, decreased inbound roaming rates; and increased penetration of the Koodo brand supporting network revenue and subscriber growth.

Gross and net subscriber additions include the results of the Koodo brand launched in March 2008. Despite current economic conditions, gross subscriber additions of 346,000 in the first quarter of 2009 increased slightly over the same period in 2008. The proportion of postpaid gross subscriber additions was 62% in the first quarter of 2009, up three percentage points when compared to the first quarter of 2008.

Net additions in the first quarter of 2009 were 48,000, down 46% from the same period in 2008. Net additions were negatively impacted by increasing recessionary pressures, including lower customer confidence and spending and higher overall churn as compared to the first quarter of 2008, but stable when compared with the fourth quarter of

2008. Postpaid subscriber net additions for the same period represented 92% of total net additions as compared with 82% of total net additions for the first quarter of 2008.

The blended churn rate increase year-over-year reflects higher involuntary churn due to rising unemployment levels and continued competitive marketing intensity within both the postpaid and prepaid market segments.

•                  Equipment sales, rental and service revenue decreased by $5 million or 7.9% in the first quarter of 2009 when compared to the same period in 2008. The decrease was due to lower per-unit revenues resulting from industry-wide device pricing and penetration of the Koodo brand, as well as lower accessory sales, partially offset by higher retention volumes.

•                  Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses – wireless segment	Quarters ended March 31
($ millions)	2009	2008	Change
Equipment sales expenses	183	153	20%
Network operating expenses	154	141	9.2%
Marketing expenses	93	103	(9.7)%
General and administration (G&A) expenses Salaries, benefits (1) and employee-related costs	139	149	(6.7)%
Other G&A expenses	78	58	34%
Operations expense	647	604	7.1%
Restructuring costs	2	—	n.m.
Total operating expenses	649	604	7.5%

(1)	Includes defined benefit pension plans recovery of $nil in 2009 and $2 million in 2008.

Wireless segment total operating expenses increased by $45 million in the first quarter of 2009 when compared to the same period in 2008 to promote, acquire, support and retain the 9% year-over-year growth in the subscriber base.

•                  Equipment sales expenses increased by $30 million in the first quarter of 2009 as compared with the same period in 2008, in part due to higher retention volumes to support migration of clients to smartphones and multimedia devices, the impact of a higher U.S. dollar exchange rate, inventory valuation adjustments including returns related to money-back guarantees and increased per-unit device costs.

•                  Network operating expenses increased by $13 million in the first quarter of 2009 as compared with the same period in 2008. The increase in network operating expenses supported the 41% growth in data revenues, and was primarily caused by increasing adoption of smartphones, multimedia devices and Internet sticks that drove increases in revenue share costs to third parties, licensing costs to service providers and increased data roaming volumes.

•                  Marketing expenses decreased by $10 million in the first quarter of 2009 as compared with the same period in 2008, due to a decrease in advertising and promotion expenditures relating to the initial launch of the Koodo brand in March 2008. COA per gross subscriber addition was relatively consistent with an increase of $8 or 2.4% in the first quarter of 2009 when compared to the same period in 2008. Increase in COA included: higher net subsidy costs as the lower Koodo subsidy was offset by pricing incentives to support increased smartphone and multimedia device sales; higher foreign exchange rates; and inventory valuation adjustments (including returns); partially offset by the lower advertising and promotion expenditures.

Retention costs as a percentage of network revenue increased to 10.5% in the first quarter of 2009 as compared to 8.5% for the same period in 2008. The increase in retention costs was primarily volume in nature with continued focus on migration of clients to smartphones and multimedia devices. The increase also included device repairs resulting from complexity of the service offerings.

•                  In G&A expenses, salaries, benefits and employee-related costs decreased by $10 million in the first quarter of 2009 as compared to the same period in 2008, primarily reflecting a reduction in performance bonus accruals from lower expected operating performance for 2009. Other G&A expenses increased by $20 million, including an $11 million higher bad debt expense reflective of a broader subscriber base, current economic conditions and increased involuntary subscriber churn. Other G&A expenses also included higher external labour costs.

•                  Restructuring costs included various initiatives under the Company’s competitive efficiency program.

	Quarters ended March 31
Wireless segment - EBITDA	2009	2008	Change
EBITDA ($ millions)	488	503	(3.0)%
EBITDA margin (%)	42.9	45.4	(2.5	)pts

Wireless segment EBITDA decreased by $15 million in the first quarter of 2009 when compared to the same period in 2008, as lower than expected growth in network revenue was more than offset by overall operating expenses. Wireless EBITDA, before the increase in pension and restructuring expenses, decreased by $11 million. Wireless EBITDA margins decreased as a result of higher expenditures for customer acquisition and retention, increased network costs related to data usage and outbound roaming activities, and a significant increase in bad debts expense.

6.     Changes in financial position

Changes in the Consolidated statements of financial position for the three-month period ended March 31, 2009, are as follows:

Financial position as at:	Mar. 31,	Dec. 31,
($ millions)	2009	2008	Changes		Explanation of the change
Current Assets
Cash and temporary investments, net	65	4	61	n.m.	See Section 7: Liquidity and capital resources
Accounts receivable	842	966	(124)	(13)%

Mainly a decrease in wireless customer accounts receivable due to a decrease in postpaid ARPU, as well as faster accounts receivable turnover at 43 days in the first quarter of 2009 compared to 48 days in the fourth quarter of 2008 and first quarter of 2008

Income and other taxes receivable	28	25	3	12%	Reflects an increase in accrued other taxes receivable, net of refunds received
Inventories	264	333	(69)	(21)%	Mainly a decrease in wireless handset volumes, parts and accessories, partly offset by a higher proportion of higher-priced data capable devices
Prepaid expenses and other (1)	240	176	64	36%	Primarily annual payment of wireless licence fees and maintenance contracts, net of amortization
Derivative assets	8	10	(2)	(20)%	Fair value adjustments to foreign exchange hedges
Current Liabilities
Accounts payable and accrued liabilities	1,410	1,465	(55)	(4)%

A decrease in accrued capital expenditures, licences and material, as well as lower payroll and accrued employee benefits, net of a four-day increase in payroll days outstanding and a seasonal increase in accrued interest payable

Income and other taxes payable	12	163	(151)	(93)%	Reflects final income tax payments for the 2008 tax year as well as 2009 instalments, offset by the current income tax expense for the period
Restructuring accounts payable and accrued liabilities	50	51	(1)	(2)%	Payments under previous restructuring initiatives slightly exceeded new obligations
Dividends payable	151	151	—	—%	—
Advance billings and customer deposits	660	689	(29)	(4)%	Primarily a decrease in deferred revenue from lower wireless handset volumes held by external channels
Current maturities of long-term debt	3	4	(1)	(25)%	Reflects a reduction in capital leases
Derivative liabilities	78	75	3	4%	Fair value adjustments for share options and restricted share unit hedges, net of options exercised or forfeited
Current portion of future income taxes	419	459	(40)	(9)%	Primarily changes in TELUS Communications Company and TELE-MOBILE COMPANY partnerships’ income that will be allocated over the next 12 months
Working capital (2)	(1,336)	(1,543)	207	13%	Reflects an improved cash position despite significant income tax payments, through ongoing management of working capital, including accounts receivable and accounts payable

(1)

Commencing in 2009, the new recommendations of the CICA for goodwill and intangible assets (Handbook Section 3064) apply to the Company. The application of this standard resulted in adjustments to the Consolidated statements of financial position. See Section 8.2 Accounting policy developments.

(2)	Current assets subtracting Current liabilities — an indicator of the ability to finance current operations and meet obligations as they fall due.

Changes in financial position continued from the previous page.

Financial position as at:	Mar. 31,	Dec. 31,
($ millions)	2009	2008	Changes		Explanation of the change
Capital Assets, Net	12,536	12,483	53	—%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation and Amortization in Section 5.3 Consolidated results from operations
Other Assets
Other long-term assets (1)	1,461	1,418	43	3%	Primarily pension plan funding and continued amortization of transitional pension assets
Investments	43	42	1	2%	Reflects a minor new investment
Goodwill	3,564	3,564	—	—%	—
Long-Term Debt	6,509	6,348	161	3%

Includes a net $756 million increase in commercial paper, partly offset by a $680 million reduction in amounts drawn against the 2012 credit facility. Also reflected is an $85 million increase in the Canadian dollar value of the 2011 U.S. dollar Notes, which is largely offset by a lower derivative liability (see Other Long-Term Liabilities)

Other Long-Term Liabilities	1,190	1,295	(105)	(8)%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liability associated with the 2011 U.S. dollar Notes, net of an increase in deferred revenue
Future Income Taxes (1)	1,255	1,213	42	3%

Increase in future taxes on long-term assets and liabilities, including unrealized gains and losses on derivatives, partly offset by a revaluation for statutory tax rate changes and reassessments for prior year tax issues

Shareholders’ Equity
Common Share and Non-Voting Share equity (1)	7,290	7,085	205	3%	Mainly Net income of $321 million and Other comprehensive income of $30 million attributable to holders of Common Shares and Non-Voting Shares, less $151 million of dividends declared
Non-controlling interests	24	23	1	4%	Net income attributable to a non-controlling interest

(1)

Commencing in 2009, the new recommendations of the CICA for goodwill and intangible assets (Handbook Section 3064) apply to the Company. The application of this standard resulted in adjustments to the Consolidated statements of financial position. See Section 8.2 Accounting policy developments.

7.     Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-investment in technology. In the first quarter of 2009, cash provided by operating activities, exceeded cash used by investing activities, while in the first quarter of 2008, cash provided by operating activities was supplemented by financing activities for the January 2008 acquisition of Emergis.

Summary of Consolidated statements of cash flows	Quarters ended March 31
($ millions)	2009	2008	Change
Cash provided by operating activities	614	634	(3.2)%
Cash (used) by investing activities	(478)	(1,009)	53%
Cash (used) provided by financing activities	(75)	404	n.m.
Increase in cash and temporary investments, net	61	29	—
Cash and temporary investments, net, beginning of period	4	20	—
Cash and temporary investments, net, end of period	65	49	33%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $20 million in the first quarter of 2009 when compared to the same period in 2008. The year-over-year decrease included the following changes:

•      EBITDA decreased by $43 million as described in Section 5: Results from operations. The decrease in EBITDA included a $29 million increase in non-cash Net employee defined benefits plans expenses and a $21 million increase in non-cash restructuring charges; EBITDA excluding these items increased by $7 million.

•      Contributions to employee defined benefit plans increased by $26 million in the first quarter of 2009 when compared to the same period in 2008. See assumptions for defined benefits pension plans in Section 9: Annual guidance for 2009;

•      Payments under restructuring programs increased by $19 million.

•      Income tax payments were $214 million in the first quarter of 2009 as compared to $1 million in the same period of 2008. The Company has commenced to make significant income tax payments in 2009 (see income tax payment assumptions in Section 9).

•      Other changes in non-cash working capital significantly offsetting the above cash outflows, including: (i) reduced short-term investment activity of $74 million ($nil in 2009; $(74) million in 2008); (ii) reduced accounts receivable due to faster turnover; and (iii) inventory reductions in the first quarter of 2009.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $531 million in the first quarter of 2009 when compared to the same period in 2008. The decrease was primarily due to the acquisition of Emergis in the prior year, otherwise offset by increased capital expenditures.

Assets under construction were $826 million at March 31, 2009, up $144 million from December 31, 2008, and related mainly to the Company’s wireline and wireless broadband initiatives, described further below.

Capital expenditures	Quarters ended March 31
($ millions, except capital intensity)	2009	2008	Change
Wireline segment	278	255	9.0%
Wireless segment	196	65	202%
TELUS consolidated	474	320	48%
EBITDA less capital expenditures (1)	432	629	(31)%
Capital intensity (%) (2)	20	14	6	pts

(1)	See Section 11.1 EBITDA for the calculation and description.
(2)

Capital intensity is the measure of capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Capital expenditures increased by $154 million in the first quarter of 2009, relative to expenditures in the same period in 2008. Capital expenditures of $474 million in the first quarter of 2009 are consistent with the annual guidance of approximately $2.05 billion. Capital intensity of 20% in the first quarter of 2009 reflects a wireline intensity level of 22% (20% in 2008 Q1) and a wireless intensity level of 17% (6% in 2008 Q1). EBITDA less capital expenditures decreased by $197 million due mainly to these increased capital intensity levels, as well as lower EBITDA as described in Section 5.3.

•      Wireline segment capital expenditures increased by $23 million in the first quarter of 2009, relative to expenditures in the same period in 2008, mainly due to investments in broadband and TELUS TV initiatives primarily in B.C. and Alberta. Partly offsetting this were expenditures in 2008 for the billing and client care platform implemented for B.C. residential customer accounts in July 2008. Wireline cash flow (EBITDA less capital expenditures) was $140 million in the first quarter of 2009, reflecting a decrease of $51 million or 27% when compared to the same period in 2008.

•      Wireless segment capital expenditures increased by $131 million in the first quarter of 2009 when compared to the same period in 2008 due mainly to new investments in HSPA technology and service capability for the planned launch by early 2010, capital expenditures in the first quarter of 2008 were relatively low, pending the outcome of the AWS spectrum auction mid-year and finalization of the Company’s wireless technology evolution plans. Wireless cash flow (EBITDA less capital expenditures) was $292 million in the first quarter of 2009, reflecting a decrease of $146 million or 33% when compared to the same period in 2008.

7.3 Cash provided (used) by financing activities

Net cash used by financing activities was $75 million in the first quarter of 2009. This compares to net cash provided by financing activities of $404 million in the same period of 2008.

•      Cash dividends paid to shareholders in the first quarter of 2009 were $151 million, paid January 2, 2009, and were in respect of the $0.475 dividend per share declared in the fourth quarter of 2008 for shareholders of record on

December 11, 2008. The first quarter of 2008 does not show a comparable cash outflow for dividends, as the 2007 fourth quarter dividend was remitted on December 31, 2007.

•      There were no purchases of TELUS shares under the NCIB program in the first quarter of 2009. The maximum number of shares that may be repurchased under the current program, before December 22, 2009, is four million Common Shares and four million Non-Voting Shares.

Shares repurchased for cancellation under normal course issuer bid programs

	Shares repurchased			Purchase cost ($ millions)
	Common Shares	Non-Voting Shares	Total	Charged to Share capital (1)	Charged to Retained earnings(2)	Paid
2008 – Program 4
First quarter	950,000	1,968,900	2,918,900	54	68	122
2009 – Program 5
First quarter	—	—	—	—	—	—

(1)	Represents the book value of shares repurchased.
(2)	Represents the cost in excess of the book value of shares repurchased.

•      Net amounts drawn on the 2012 bank facility decreased by $680 million, while commercial paper issues increased by $756 million.

•      In comparison, during the first quarter of 2008, the Company increased utilization of the 2012 bank facility from $nil to $321 million and increased the amount of issued commercial paper by $213 million for general corporate purposes, including the acquisition of Emergis in January.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or 12-month periods ended, March 31	2009	2008	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,301	6,653	648
Total capitalization – book value (2)	14,715	13,636	1,079
EBITDA – excluding restructuring costs	3,816	3,796	20
Net interest cost	449	432	17
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	76	76	—
Average term to maturity of debt (years)	3.8	4.7	(0.9)
Net debt to total capitalization (%) (1)	49.6	48.8	0.8	pts
Net debt to EBITDA – excluding restructuring costs (1)	1.9	1.8	0.1
Coverage ratios (1)
Interest coverage on long-term debt (3)	4.3	4.6	(0.3)
EBITDA – excluding restructuring costs interest coverage	8.5	8.8	(0.3)
Other measures (1)
Free cash flow ($ millions) (4)	(42)	1,493	(1,535)

Dividend payout ratio of sustainable net earnings guideline – 45 to 55%
Dividend payout ratio – actual earnings, excluding income tax-related adjustments and net-cash settlement feature (%)	57	54	3	pts
Dividend payout ratio – actual earnings (%)	52	44	8	pts

(1)	See Section 11.4 Definitions of liquidity and capital resource measures.
(2)	The figure for March 31, 2008 reflects an adjustment to retained earnings, resulting from adoption of the new recommendations of the CICA for goodwill and intangible assets. See Section 8.2.
(3)

The figure for March 31, 2008 is adjusted, reflecting changes to Net income from adoption of the new recommendations from the CICA for business combinations, consolidations, and non-controlling interests. See Section 5.1 and Section 8.2.

(4)	Twelve-month trailing figures. See Section 11.2 Free cash flow for the definition.

Net debt at March 31, 2009 increased from one year earlier mainly due to the $500 million debt issue in April 2008, an increase of $388 million in commercial paper, net of a $200 million decrease in proceeds from securitized accounts receivable, a $21 million decrease in amounts drawn on the 2012 credit facility, and a $16 million increase in cash. The Company often shifts among short-term financing sources to take advantage of interest cost differentials. The net increase in debt supported payment of $882 million for AWS spectrum licences in the third quarter of 2008. Total capitalization increased because of higher net debt and retained earnings, partly offset by lower share capital due to share repurchases in 2008.

The average term to maturity of debt was 3.8 years at March 31, 2009, decreasing 0.9 from one year earlier from the elapse of time and an increase in proportion of commercial paper, partly off-set by the April 2008 debt issue of $500 million maturing in 2015. The proportion of debt on a fixed-rate basis was 76% at March 31, 2009, unchanged from one year earlier, as increased use of commercial paper was offset by the April 2008 debt issue, lower proceeds from securitized receivables and lower amounts drawn on the 2012 credit facility.

The interest coverage on long-term debt ratio was 4.3 for the 12-month period ended March 31, 2009, down from 4.6 in the one year earlier and primarily reflecting higher long-term interest expense. The EBITDA interest coverage ratio for the 12-month period ended March 31, 2009 was 8.5, down from 8.8 one year earlier due to an increase in net interest cost.

Free cash flow for the 12-month period ended March 31, 2009, decreased by $1.5 billion when compared to free cash flow for the 12-month period ended March 31, 2008. The decrease was largely due to the $882 million payment for AWS spectrum licences in the third quarter of 2008, increased general capital spending of $305 million, and net income tax payments of $223 million in the 12-month period ended March 31, 2009, as compared to a net income tax recovery of $116 million in the 12-month period ended March 31, 2008.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level, and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial guidelines and policies are:

•      Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at March 31, 2009 was 1.9 times, up by 0.1 from one year ago, but unchanged from December 31, 2008.

•      Dividend payout ratio target guideline of 45 to 55% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The ratio calculated for the 12-month trailing period ended March 31, 2009, excluding income tax-related adjustments and a minimal effect from a net-cash settlement feature from earnings, was 57%. The measure calculated based on actual earnings for the same period was 52%.

7.5 Credit facilities

At March 31, 2009, TELUS had available liquidity of $1.04 billion from unutilized credit facilities, as well as unutilized availability under its accounts receivable securitization program, consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at March 31, 2009

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	(300)	(226)	(1,188)	286
364-day revolving facility (2)	March 1, 2010	700	—	—	—	700
Other bank facilities	—	63	(4)	(3)	—	56
Total	—	2,763	(304)	(229)	(1,188)	1,042

(1)	Canadian dollars or U.S. dollar equivalent.
(2)	Canadian dollars only.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at March 31, 2009) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 8.5 to 1 at March 31, 2009) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. An amendment in May 2009 resulted in the term of this revolving-period securitization agreement being extended three years, for an amount up to a maximum of $500 million.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of May 6, 2009.

Balance of proceeds from securitized receivables ($ millions)	2009, Mar. 31	2008, Dec. 31	2008, Sept. 30	2008, June 30	2008, Mar. 31	2007, Dec. 31	2007, Sept. 30	2007, June 30
	300	300	250	150	500	500	550	500

Proceeds from securitized accounts receivable were $200 million lower in the first quarter of 2009 than the comparable period of 2008, as other sources of funding were being used.

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings in the first quarter of 2009.

Credit rating summary	DBRS Ltd.	S&P	Moody’s	FitchRatings
Trend or outlook	Stable	Stable	Stable	Stable

TELUS Corporation
Senior bank debt	—	—	—	BBB+
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—
TELUS Communications Inc.
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A –	—	—

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments (Note 4 of the interim Consolidated financial statements)

The Company’s financial instruments, and the nature of risks that they may be subject to, were described in the Company’s 2008 Management’s discussion and analysis. Certain updates are provided below.

Credit risk — Accounts receivable / allowance for doubtful accounts

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. The weighed average life of past-due customer accounts receivable is 64 days, unchanged from December 31, 2008.

Liquidity risk

As a component of capital structure financial policies, discussed under Capabilities — Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years. The Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can offer $2.5 billion of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Market risk

The sensitivity analysis of reasonably possible changes in market risks due to the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4(g) of the interim Consolidated financial statements.

Commitments and contingent liabilities

Price cap deferral accounts

There are no significant changes affecting the price cap deferral account balance of $146 million, since the discussion in TELUS’ 2008 Management’s discussion and analysis.

Guarantees

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at March 31, 2009, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. Should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at March 31, 2009, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 19(c) of the interim Consolidated financial statements.

7.9 Outstanding share information

The table below contains a summary of the outstanding shares for each class of equity at March 31, 2009. The total number of outstanding and issuable shares is also presented, assuming full conversion of outstanding options and shares reserved for future option grants. The number of outstanding and issuable shares at May 6, 2009 was not materially different from March 31, 2009.

Outstanding shares (millions of shares)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at March 31, 2009	175	143	318	(1)
Options outstanding and issuable (2) at March 31, 2009	—	15	15
	175	158	333

(1)	For the purposes of calculating diluted earnings per share, the number of shares was 318 million for the three-month period ended March 31, 2009.
(2)	Assuming full conversion and ignoring exercise prices.

8.     Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2008 Management’s discussion and analysis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments (Note 2 of the interim Consolidated financial statements)

Transition to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being replaced with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. TELUS will be required to report using the IFRS-IASB standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date that the Company has selected for adoption.

Canada’s Accounting Standards Board will phase in or transition to IFRS-IASB through a combination of three methods: (i) as current joint-convergence projects of the United States Financial Accounting Standards Board and the IASB are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; (ii) standards identified by Canada’s Accounting Standards Board as key or significant in which the Accounting Standards Board has undertaken a project to converge Canadian GAAP with the related IFRS prior to transition date and issued as Canadian GAAP; and (iii) standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. The first two transition methods may, or will, result in the Company either having the option to, or being required to, effectively, change over certain accounting policies to IFRS-IASB prior to 2011 in the event a new standard is issued or early adoption is permitted.

The IASB’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and as a result, IFRS-IASB as at the transition date is expected to differ from its current form. In November 2008, the United States Securities and Exchange Commission issued a proposed road map, with seven milestones, that would permit certain United States reporting issuers to use IFRS-IASB in their filings. This proposal is a significant development as it also contemplates mandatory usage of IFRS-IASB by United States reporting issuers as early as 2014 (such a mandatory usage decision — Milestone 6 — is anticipated to be made by the United States Securities and Exchange Commission in 2011). It is not possible to currently assess the impact, if any, this proposal will have on the IASB’s work plan; however, Milestone 1 is a requirement for improvements in accounting standards and a subsequent consideration by the United States Securities and Exchange Commission of whether IFRS-IASB are of high quality and sufficiently comprehensive.

There are several phases that the Company will have to complete on the path to changing over to IFRS-IASB:

Implementation phase	Description and status
Initial impact assessment and scoping

This phase includes the identification of significant differences between existing Canadian GAAP and IFRS-IASB, as relevant to the Company’s specific instance.

Based upon the current state of IFRS-IASB, this phase was completed in the first quarter of 2008. The Company used a diagnostic process, and identified a modest number of topics possibly impacting either the Company’s financial results and/or the Company’s effort necessary to change over to IFRS-IASB. This diagnostic resulted in the development of a detailed plan under which activities are being conducted. The IASB has activities currently underway which may, or will, change IFRS-IASB and such change may, or will, impact the Company. The Company will assess any such change as a component of its key elements phase.

Key elements

This phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB. As well, this phase includes other operational elements such as information technology, internal control over financial reporting and training.

Currently underway are the identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB, considering impacts on operational elements, such as information technology and internal control over financial reporting, are integral to this process. As at March 31, 2009, approximately two-thirds of the standards that relate to TELUS have been reviewed. Communications activities leveraging internal resources occurred during the current reporting period, and training has been made available by way of an internal IFRS website dedicated to the conversion.

The Company has regularly updated its Audit Committee of the Board of Directors on the status of the project, implications and expected range of impacts.

Embedding	This phase will integrate the solutions into the Company’s underlying financial system and processes that are necessary for the Company to change over to IFRS-IASB.

The Company will present its results for fiscal 2010 using contemporary Canadian GAAP. In 2011, the Company will present its comparative results for fiscal 2010 using contemporary IFRS-IASB. To accomplish this, in 2010 the Company will effectively maintain two parallel books of account.

In 2009, the Company will continue to review remaining standards for application to TELUS, carry out impact assessments and provide targeted training. The Company will also make accounting policy choices and prepare its accounting systems accordingly, to enable preparation of its opening financial position under IFRS-IASB for 2010. Although its impact assessment activities are well underway and commencing according to plan, continued progress is necessary before the Company can prudently increase the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences, other than as set out below:

Goodwill and intangible assets

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets apply to the Company. This change in accounting policy has been made in accordance with the transitional provisions of the new recommendations.

The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets.  Prior to the Company’s 2009 fiscal year, upfront wireline customer activation and connection fees, along with the corresponding direct costs not in excess of revenues, were deferred and recognized by the Company over the average expected term of the customer relationship; the impact of the new recommendations on the Company is that these fees and costs do not qualify for recognition as intangible assets.

The effects of the application of this new standard on the Company’s consolidated statements of financial position as at March 31, 2009, and December 31, 2008 are shown in Note 2(b) of the interim consolidated financial statements. Due to the nature of these fees and costs and the periods of time over which they have been deferred and recognized, the Company’s results of operations for the periods currently presented are not materially affected by these new recommendations.

Business combinations and non-controlling interests

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for business combinations and consolidation of financial statements were replaced with new recommendations for business combinations (CICA Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602).

Effective January 1, 2009, the Company early adopted the new recommendations and did so in accordance with the transitional provisions; the Company would have otherwise been required to adopt the new recommendations effective January 1, 2011.

Generally, the new recommendations result in measuring business acquisitions at the fair value of the acquired business and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording fair values attributable to non-controlling interests). Unlike the corresponding new U.S. GAAP, which requires the recognition of the fair value of goodwill attributable to non-controlling interests, both the new Canadian GAAP recommendations and IFRS-IASB allow the choice of whether or not to recognize the fair value of goodwill attributable to non-controlling interests on an acquisition-by-acquisition basis.

Measuring business acquisitions at fair value will, among other things, result in:

•                  acquisition costs being expensed;

•                  acquisition-created restructuring costs being expensed;

•                  contingent consideration, that is accounted for as a financial liability, being measured at fair value at the time of the acquisition with subsequent changes in its fair value being included in determining the results of operations; and

•                  changes in non-controlling ownership interests subsequent to the parent company’s acquisition of control, and not resulting in the parent company’s loss of control, being accounted for as capital transactions.

Whether the Company will be materially affected by the new recommendations in the future will depend upon the specific facts of business combinations, if any. The Company’s consolidated financial statements were subject to a small number of retrospectively applied non-controlling interest-related presentation and disclosure changes:

•                  the Consolidated statements of financial position now recognizes non-controlling interest as a separate component of shareholders’ equity; and

•                  the Consolidated statements of income and other comprehensive income now present the attribution of net income and other comprehensive income between the Company’s shareholders and non-controlling interests rather than reflecting the non-controlling interest in the results of operations as a deduction in arriving at net income and other comprehensive income.

Accounting policy developments in fiscal 2008

As activities consistent with Canadian GAAP being converged with IFRS-IASB, the following recommendations were applied by the Company commencing in its 2008 fiscal year.

Financial instruments — disclosure; presentation

The existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863). The new recommendations resulted in incremental disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the statement of financial position date, and how an entity manages those risks.

Inventories

The previously existing recommendations for accounting for inventories were replaced with new recommendations (CICA Handbook Section 3031). The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company’s results of operations and financial position were not materially affected by the new recommendations.

9.              Annual guidance for 2009

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

The Company has provided revised guidance to update its original targets announced in December 2008. The revisions reflect the worsening Canadian economy since that time, weaker than expected wireless results at TELUS and the industry in the first quarter, and the Company’s most recent outlook.

Annual guidance	Revised annual guidance for 2009	Expected change from 2008	Original targets for 2009
Consolidated
Revenues	$9.7 to $9.9 billion	0 to 3%	$10.025 to $10.275 billion

EBITDA (1)	$3.625 to $3.775 billion	(4) to 0%	$3.75 to $3.9 billion
EPS — basic, excluding income tax-related adjustments (2)	$3.15 to $3.45	(7) to 2%	$3.40 to $3.70
EPS — basic (3)	$3.35 to $3.65	(3) to 4%	$3.40 to $3.70
Capital expenditures	Unchanged at approx. $2.05 billion	10%	Approx. $2.05 billion
Wireline segment
Revenue (external)	$5.0 to $5.1 billion	0 to 2%	$5.05 to $5.175 billion
EBITDA	Unchanged at $1.65 to $1.725 billion	(3) to (7)%	$1.65 to $1.725 billion
Wireless segment
Revenue (external)	$4.7 to $4.8 billion	1 to 4%	$4.975 to $5.1 billion
EBITDA	$1.975 to $2.05 billion	(1) to 2%	$2.1 to $2.175 billion

(1)	See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.
(2)	A non-GAAP measure.
(3)	Revised guidance for basic EPS includes 20 cents per share income tax-related adjustments from the first quarter of 2009.

The following key assumptions were made at the time the original 2009 targets were announced on December 16, 2008.

Assumptions for 2009 targets	Actual result to date, and confirmed or revised expectations for 2009
Ongoing wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies	Expectation unchanged, as evidenced by a major cable-TV competitor’s continued digital telephone and Internet subscriber additions and increasing penetration among business customers
Canadian wireless industry market penetration gain of approximately 4.5 percentage points for the year	Expectation may be too high given the worsening Canadian economic performance experienced in the first four months of 2009
Downward pressure on wireless ARPU	Expectation confirmed by the 5.6% year-over-year decrease in TELUS’ blended ARPU in the first quarter of 2009, as discussed in Section 5.5 Wireless segment results
New competitive wireless entry beginning in the fourth quarter of 2009 with most entrants starting in 2010	Expectation unchanged

Assumptions for 2009 targets	Actual result to date, and confirmed or revised expectations for 2009
Restructuring expenses of approximately $50 million to $75 million	Expectation revised to approximately $125 million for the full year of 2009, to reflect increased operational efficiency activities
A blended statutory tax rate of approximately 30 to 31%	Expectation unchanged. The blended statutory income tax rate for the first quarter of 2009 was 30.3%
Net income tax payments of approximately $320 to $350 million	Expectation unchanged. Net income tax payments in the first quarter of 2009 were $214 million, including final payments for 2008 and first quarter 2009 instalments
Forecast average exchange rate of U.S. $0.80 per Canadian dollar

Expectation unchanged.

The average closing exchange rate for the three-month period ended March 31, 2009 was approximately U.S. $0.80 per Canadian dollar. The daily closing rate varied from approximately U.S. $0.77 to U.S. $0.85 over this period. (Source: the Bank of Canada)

A pension accounting discount rate was estimated at 7.00% (subsequently set at 7.25%) and expected long-term return of 7.25% (consistent with the Company’s long-run returns and its future expectations). Defined benefit pension plans net expenses and funding were both estimated to increase in 2009, mainly due to the decline in value of defined benefits pension plans assets in 2008.

•      Defined benefit pension plans net expenses were estimated to be $nil (1)  in 2009, subsequently revised to approximately $18 million (2)

•      Defined benefit pension plans contributions were estimated to be approximately $200 million (1) for 2009, subsequently revised to $211 million (2)

The assumptions for defined benefit pension plan accounting are set at the beginning of each year. The Company’s estimate for contributions to defined benefit pension plans has been revised to $191 million for 2009, based on recent actuarial reports

(1)	December 16, 2008
(2)	Management’s discussion and analysis for 2008, dated February 11, 2009.

10.       Risks and risk management

The following are updates to the risks and risk management discussion in Section 10 of TELUS’ 2008 Management’s discussion and analysis.

10.1 Regulatory

Speed matching service requirements for wholesale Internet access services (Telecom Order CRTC 2009-111, March 3, 2009)

This CRTC order upheld a previous ruling (Telecom Decision CRTC 2008-117) that incumbent local exchange carriers’ retail ADSL access services are all subject to a wholesale speed matching requirement. The effect of the order on TELUS is that the Company is required to offer matching wholesale speeds for existing retail ADSL Internet services if there is demand by a competitor, and anytime a new speed of retail ADSL Internet service is offered, the Company will be obligated to make that service available to competitors at wholesale rates on a going-forward basis.

TELUS is of the view that the scope of Decision 2008-117 and Order 2009-111 is too broad, in that these decisions extend unbundling obligations to higher-speed access services carried on upgraded ADSL2+ and VDSL network infrastructure. As a result, TELUS and other incumbent carriers have asked the federal cabinet to confirm that investment in next-generation communications networks should be encouraged as a matter of policy by overturning certain aspects of these decisions. Specifically, TELUS is seeking the rescission of Telecom Order CRTC 2009-111 and a variation of Telecom Decision CRTC 2008-117-1 to confine the speed matching requirement to existing retail ADSL services offered by the Company, as of March 2008. If the Company’s petition is granted, TELUS would have no obligation to make available wholesale versions of new retail ADSL services on a going-forward basis after that date. The federal cabinet has until March of 2010 to issue a determination on TELUS’ petition.

10.2 Economic growth and fluctuations

Continuation of economic recessions may adversely impact TELUS

An extended economic downturn may cause residential and business telecommunications customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. Significant economic downturns or recessions could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. Until the first quarter of 2009, TELUS benefited from ongoing strong growth in the Canadian wireless sector, now significantly affected by the economic downturn. In addition, the cyclical resource economies in B.C. and Alberta are now experiencing contraction or lower growth. TELUS continues to focus on four key vertical markets of the public sector, healthcare, financial services and energy, of which, the first three are generally expected to be less exposed to the economic downturn than the manufacturing and export-oriented industries in Ontario and Quebec and the cyclical resource economies in B.C. and Alberta. To mitigate worsening economic impacts, TELUS is pursuing additional cost reduction and efficiency initiatives, and may defer NCIB share repurchases and/or reduce capital expenditures.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2009 were largely determined by the rates of return on the plans’ assets for 2008 and interest rates at year-end 2008, with expected funding revised based on recent actuarial reports. As at March 31, 2009, the Company’s best estimate for defined benefit pension plans expense in 2009 is $18 million, as compared to a recovery of $100 million in 2008, and the Company’s estimate of cash contributions to its defined benefit pension plans in 2009 is $191 million ($102 million in 2008).

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. (See Section 11.4 — EBITDA excluding restructuring costs.) EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income.

	Quarters ended March 31
($ millions)	2009	2008
Net income	322	292
Other expense (income)	5	17
Financing costs	95	109
Income taxes	57	109
Operating income	479	527
Depreciation	334	346
Amortization of intangible assets	93	76
EBITDA	906	949

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Quarters ended March 31
($ millions)	2009	2008
EBITDA	906	949
Capital expenditures	(474)	(320)
EBITDA less capital expenditures	432	629

11.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS’ performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	Quarters ended March 31
($ millions)	2009	2008
Cash provided by operating activities	614	634
Cash (used) by investing activities	(478)	(1,009)
	136	(375)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(20)	(8)
Reduction (increase) in securitized accounts receivable	—	—
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	5	222
Acquisitions	—	687
Other investing activities	4	2
Free cash flow	125	528

The following shows management’s calculation of free cash flow.

	Quarters ended March 31
($ millions)	2009	2008
EBITDA	906	949
Share-based compensation	9	6
Net employee defined benefit plans expense (recovery)	4	(25)
Employer contributions to employee defined benefit plans	(53)	(27)
Restructuring costs net of cash payments	(1)	(3)
Donations and securitization fees included in Other expense	(3)	(10)
Cash interest paid	(49)	(45)
Cash interest received	—	1
Income taxes received (paid) and other	(214)	2
Capital expenditures	(474)	(320)
Free cash flow	125	528

11.3 Definition of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definition of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of sustainable net earnings: For actual earnings, the measure is defined as the most recent quarterly dividend declared per share multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings. The dividend payout ratio on an actual basis, excluding income tax-related adjustments and ongoing impacts of a net-cash settlement feature introduced in 2007, is considered more representative of a sustainable calculation.

EBITDA — excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $80 million and $22 million, respectively, for the 12-month periods ended March 31, 2009 and 2008.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at March 31
($ millions)	2009	2008
Long-term debt including current portion	6,512	5,195
Debt issuance costs netted against long-term debt	27	29
Derivative liability	651	1,106
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(124)	(128)
Cash and temporary investments	(65)	(49)
Proceeds from securitized accounts receivable	300	500
Net debt	7,301	6,653

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S. $1,925 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Should they occur, losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-month periods ended March 31, 2009 and 2008 are equivalent to reported financing costs for those periods.

Total capitalization — book value is calculated as Net debt plus Shareholders’ equity, excluding accumulated other comprehensive income or loss:

	As at March 31
($ millions)	2009	2008
		(as adjusted)
Net debt	7,301	6,653
Shareholders’ equity
Common Share and Non-Voting Share equity	7,290	6,858
Add back Accumulated other comprehensive loss	100	103
Non-controlling interests	24	22
Total capitalization — book value	14,715	13,636

TELUS Corporation

interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months
Periods ended March 31 (millions except per share amounts)	2009	2008
		(as adjusted)
OPERATING REVENUES	$2,375	$2,350
OPERATING EXPENSES
Operations	1,441	1,394
Restructuring costs	28	7
Depreciation	334	346
Amortization of intangible assets	93	76
	1,896	1,823
OPERATING INCOME	479	527
Other expense, net	5	17
Financing costs	95	109
INCOME BEFORE INCOME TAXES	379	401
Income taxes	57	109
NET INCOME	322	292
OTHER COMPREHENSIVE INCOME
Change in unrealized fair value of derivatives designated as cash flow hedges	29	4
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	1	(2)
Change in unrealized fair value of available-for-sale financial assets	—	(1)
	30	1
COMPREHENSIVE INCOME	$352	$293
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$321	$291
Non-controlling interests	1	1
	$322	$292
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$351	$292
Non-controlling interests	1	1
	$352	$293
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
– Basic	$1.01	$0.90
– Diluted	$1.01	$0.90
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.475	$0.45
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
– Basic	318	324
– Diluted	318	325

TELUS Corporation

interim consolidated statements of financial position	(unaudited)

As at (millions)	March 31, 2009	December 31, 2008
		(as adjusted)
ASSETS
Current Assets
Cash and temporary investments, net	$65	$4
Accounts receivable	842	966
Income and other taxes receivable	28	25
Inventories	264	333
Prepaid expenses and other	240	176
Derivative assets	8	10
	1,447	1,514
Capital Assets, Net
Property, plant, equipment and other	7,375	7,317
Intangible assets subject to amortization	1,312	1,317
Intangible assets with indefinite lives	3,849	3,849
	12,536	12,483
Other Assets
Other long-term assets	1,461	1,418
Investments	43	42
Goodwill	3,564	3,564
	5,068	5,024
	$19,051	$19,021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,410	$1,465
Income and other taxes payable	12	163
Restructuring accounts payable and accrued liabilities	50	51
Dividends payable	151	151
Advance billings and customer deposits	660	689
Current maturities of long-term debt	3	4
Current portion of derivative liabilities	78	75
Current portion of future income taxes	419	459
	2,783	3,057
Long-Term Debt	6,509	6,348
Other Long-Term Liabilities	1,190	1,295
Future Income Taxes	1,255	1,213
Shareholders’ Equity
Common Share and Non-Voting Share equity	7,290	7,085
Non-controlling interests	24	23
	7,314	7,108
	$19,051	$19,021

2

TELUS Corporation

interim consolidated statements of cash flows	(unaudited)

	Three months
Periods ended March 31 (millions)	2009	2008
		(as adjusted)
OPERATING ACTIVITIES
Net income	$322	$292
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	427	422
Future income taxes	(11)	(3)
Share-based compensation	9	6
Net employee defined benefit plans expense	4	(25)
Employer contributions to employee defined benefit plans	(53)	(27)
Restructuring costs, net of cash payments	(1)	(3)
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	20	8
Net change in non-cash working capital	(103)	(36)
Cash provided by operating activities	614	634
INVESTING ACTIVITIES
Capital expenditures	(474)	(320)
Acquisitions	—	(687)
Change in non-current materials and supplies, purchase of investments and other	(4)	(2)
Cash used by investing activities	(478)	(1,009)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	1	—
Dividends to shareholders	(151)	—
Purchase of Common Shares and Non-Voting Shares for cancellation	—	(122)
Long-term debt issued	3,574	3,712
Redemptions and repayment of long-term debt	(3,499)	(3,181)
Dividends paid by a subsidiary to non-controlling interests	—	(5)
Cash provided (used) by financing activities	(75)	404
CASH POSITION
Increase (decrease) in cash and temporary investments, net	61	29
Cash and temporary investments, net, beginning of period	4	20
Cash and temporary investments, net, end of period	$65	$49
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(49)	$(45)
Interest received	$—	$1
Income taxes (inclusive of Investment Tax Credits (paid) received, net	$(214)	$(1)

TELUS Corporation

segmented information	(unaudited)

Three-month periods ended March 31	Wireline		Wireless		Eliminations		Consolidated
(millions)	2009	2008	2009	2008	2009	2008	2009	2008
								(as adjusted)
Operating revenues
External revenue	$1,245	$1,250	$1,130	$1,100	$—	$—	$2,375	$2,350
Intersegment revenue	33	31	7	7	(40)	(38)	—	—
	1,278	1,281	1,137	1,107	(40)	(38)	2,375	2,350
Operating expenses
Operations expense	834	828	647	604	(40)	(38)	1,441	1,394
Restructuring costs	26	7	2	—	—	—	28	7
	860	835	649	604	(40)	(38)	1,469	1,401
EBITDA(1)	$418	$446	$488	$503	$—	$—	$906	$949
CAPEX(2)	$278	$255	$196	$65	$—	$—	$474	$320
EBITDA less CAPEX	$140	$191	$292	$438	$—	$—	$432	$629
					EBITDA (from above)		$906	$949
					Depreciation		334	346
					Amortization		93	76
					Operating income		479	527
					Other expense, net		5	17
					Financing costs		95	109
					Income before income taxes		379	401
					Income taxes		57	109
					Net income		$322	$292

(1)

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)	Total capital expenditures (“CAPEX”).

4